Exhibit 8.1

Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	PLACE OF INCORPORATION

ChinaCache North America Inc.	California, USA

ChinaCache Ireland Limited	Ireland

ChinaCache Networks (UK) Limited	England and Wales, United Kingdom

ChinaCache Networks (Hong Kong) Limited	Hong Kong

ChinaCache Network Technology (Beijing) Limited	PRC

ChinaCache Xin Run Technology (Beijing) Co., Limited	PRC

JNet Holdings Limited	British Virgin Islands

Metasequoia Investment Inc.	British Virgin Islands

Beijing Shouming Technology Co., Limited	PRC

Beijing Zhaodu Technology Co., Limited	PRC

Beijing Shuoge Technology Co., Limited	PRC

Consolidated Affiliated Entities

Beijing Blue I.T. Technologies Co., Ltd.	PRC

Beijing Jingtian Technology Co., Ltd.	PRC